

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090118996-25
[signature] Ross Miller Secretary of State State of Nevada	Filing Date and Time 02/09/2009 10:54 AM
	Entity Number E0064772009-0

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	NASUS CONSULTING, INC.
2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: Name ☒ Noncommercial Registered Agent (name and address below) OR ☐ Office or Position with Entity (name and address below) HAROLD P. GEWERTER, ESQ. LTD. Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity 5440 W. FLAMINGO, THIRD FLOOR LAS VEGAS Nevada 89146 Street Address City Zip Code Nevada Mailing Address (if different from street address) City Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 2,000,000 Par value per share: $ 0.001 Number of shares without par value: 0
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) RUSSELL R. DESJOURDY Name 83 FISHER ST. MILLVILLE MA 01504 Street Address City State Zip Code 2) Name Street Address City State Zip Code
5. Purpose: (optional; see instructions)	The purpose of the corporation shall be: ALL LEGAL PURPOSES.
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	RUSSELL R. DESJOURDY Name X *[signature]* Incorporator Signature 83 FISHER ST. MILLVILLE MA. 01504 Address City State Zip Code
7. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity.  X *[signature]* 2/4/2009 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised on 7-1-03



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090240377-24
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/12/2009 1:17 PM
	Entity Number E0064772009-0

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NASUS CONSULTING, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

3. AUTHORIZED STOCK: NUMBER OF SHARES WITH PAR VALUE: 200,000,000 PAR VALUE PER SHARE: $0.001 NUMBER OF SHARES WITHOUT PAR VALUE: 0

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: IN EXCESS OF 51%

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08